Exhibit 99.1

Nano-Dimension Ltd.

Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2022

Nano Dimension Ltd.

Unaudited Condensed Consolidated Interim Statements of Financial Position as at

(In thousands of USD)

	December 31,	June 30,
	2022	2023
(In thousands of USD)
Assets
Cash and cash equivalents	685,362	454,555
Bank deposits	346,663	499,841
Restricted deposits	60	60
Trade receivables	6,342	12,523
Other receivables	6,491	5,360
Inventory	19,400	19,546
Total current assets	1,064,318	991,885

Restricted deposits	850	858
Investment in securities	114,984	172,185
Deferred tax	115	249
Other receivables	809	826
Property plant and equipment, net	5,843	14,014
Right-of-use assets	16,539	14,135
Total non-current assets	139,140	202,267
Total assets	1,203,458	1,194,152

Liabilities
Trade payables	3,722	3,216
Financial derivatives and deferred consideration	8,798	—
Other payables	24,150	25,784
Current portion of other long-term liability	363	274
Total current liabilities	37,033	29,274

Liability in respect of government grants	1,492	1,882
Employee benefits	1,462	2,485
Liability in respect of warrants	69	140
Lease liability	12,374	10,168
Loan from banks	736	647
Total non-current liabilities	16,133	15,322
Total liabilities	53,166	44,596

Equity
Non-controlling interests	767	892
Share capital	388,406	396,238
Share premium and capital reserves	1,296,194	1,298,124
Treasury shares	(1,509)	(24,768)
Foreign currency translation reserve	583	1,176
Remeasurement of net defined benefit liability (IAS 19)	2,508	1,448
Accumulated loss	(536,657)	(523,554)
Equity attributable to owners of the Company	1,149,525	1,148,664
Total equity	1,150,292	1,149,556
Total liabilities and equity	1,203,458	1,194,152

Nano Dimension Ltd.

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income

(In thousands of USD, except per share amounts)

	Six Months Ended June 30,
	2022	2023
	Thousands	Thousands
	USD	USD
Revenues	21,531	29,702
Cost of revenues	13,731	16,447
Cost of revenues - write-down of inventories and impairment of assets recognized in business combination and technology	3,219	194
Total cost of revenues	16,950	16,641
Gross profit	4,581	13,061
Research and development expenses	36,235	35,636
Sales and marketing expenses	19,423	15,703
General and administrative expenses	13,949	23,355
Operating loss	(65,026)	(61,633)
Finance income	7,810	80,780
Finance expense	16,835	6,442
Income (loss) before taxes on income	(74,051)	12,705
Taxes (expenses) benefit	789	(152)
Income (loss) for the period	(73,262)	12,553
Loss attributable to non-controlling interests	(437)	(550)
Income (loss) attributable to owners	(72,825)	13,103
Income (loss) per share
Basic and diluted income (loss) per share	(0.28)	0.05

Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Foreign currency translation differences for foreign operations	(1,238)	597
Other comprehensive income items that will not be transferred to profit or loss
Remeasurement of net defined benefit liability (IAS 19), net of tax	3,127	(1,060)
Total other comprehensive income (loss) for the period	1,889	(463)
Total comprehensive income (loss) for the period	(71,373)	12,090
Comprehensive loss attributable to non-controlling interests	(488)	(546)
Comprehensive income (loss) attributable to owners of the Company	(70,885)	12,636

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nano Dimension Ltd.

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

(In thousands of USD)

	Share capital	Share premium and capital reserves	Remeasurement of IAS 19	Treasury shares	Foreign currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total equity
For the six months ended June 30, 2023:	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD
Balance as of December 31, 2022	388,406	1,296,194	2,508	(1,509)	583	(536,657)	1,149,525	767	1,150,292
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	671	671
Income for the period	—	—	—	—	—	13,103	13,103	(550)	12,553
Other comprehensive income (loss) for the period	—	—	(1,060)	—	593	—	(467)	4	(463)
Exercise of warrants, options and conversion of convertible notes	7,832	(7,832)	—	—	—	—	—	—	—
Repurchase of treasury shares	—	—	—	(23,259)	—	—	(23,259)	—	(23,259)
Share-based payment acquired	—	(1,780)	—	—	—	—	(1,780)	—	(1,780)
Share-based payments	—	11,542	—	—	—	—	11,542	—	11,542
Balance as of June 30, 2023	396,238	1,298,124	1,448	(24,768)	1,176	(523,554)	1,148,664	892	1,149,556

	Share capital	Share premium and capital reserves	Treasury shares	Foreign currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total equity
For the six months ended June 30, 2022:	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD
Balance as of January 1, 2022	386,665	1,266,027	(1,509)	1,407	(309,234)	1,343,356	875	1,344,231
Investment of non-controlling party in subsidiary	-	-	-	-	-	-	166	166
Loss for the period	-	-	-	-	(72,825)	(72,825)	(437)	(73,262)
Other comprehensive loss for the year, net of tax	-	3,127	-	(1,187)	-	1,940	(51)	1,889
Exercise of options	647	(647)	-	-	-	-	-	-
Share-based payment acquired	-	(744)	-	-	-	(744)	-	(744)
Share-based payments	-	19,688	-	-	-	19,688	-	19,688
Balance as of June 30, 2022	387,312	1,287,451	(1,509)	220	(382,059)	1,291,415	553	1,291,968

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statement

Nano Dimension Ltd.

Unaudited Condensed Consolidated Interim Statements of Cash Flow

(In thousands of USD)

	Six Months Ended June 30,
	2022	2023
Cash flow from operating activities:
Net income (loss) for the period	(73,262)	12,553
Adjustments:
Depreciation and amortization	2,856	2,963
Financing (income) expenses, net	12,555	(17,622)
Revaluation of financial liabilities accounted at fair value	(2,917)	485
Revaluation of financial assets accounted at fair value	(613)	(57,201)
Loss (gain) from disposal of property plant and equipment and right-of-use assets	(6)	345
Increase in deferred tax	(1,332)	(95)
Share-based payments	19,337	11,542
Other	113	68
	29,993	(59,515)
Changes in assets and liabilities:
Increase in inventory	(1,878)	(1,212)
(Increase) decrease in other receivables	(297)	669
Increase in trade receivables	(1,959)	(6,039)
Increase (decrease) in other payables	1,397	(1,345)
Increase (decrease) in employee benefits	1,736	(399)
Increase (decrease) in trade payables	839	(828)

	(162)	(9,154)
Net cash used in operating activities	(43,431)	(56,116)

Cash flow from investing activities:
Change in bank deposits	(46,491)	(151,391)
Interest received	2,491	17,998
Change in restricted bank deposits	(75)	(34)
Acquisition of property plant and equipment	(4,539)	(7,121)
Acquisition of subsidiaries, net of cash acquired	(18,159)	—
Payment of a liability to pay a contingent consideration of business combination	(9,999)	(9,255)
Acquisition of financial assets in fair value through profit and loss	(17,803)	—
Net cash from (used in) investing activities	(94,575)	(149,803)

Cash flow from financing activities:
Lease payments	(1,881)	(2,471)
Repayment of long-term bank debt	(218)	(96)
Proceeds from non-controlling interests	—	550
Amounts recognized in respect of government grants liability	(93)	(172)
Payments of share price protection recognized in business combination	(744)	(1,780)
Repurchase of treasury shares	—	(19,741)
Net cash used in financing activities	(2,936)	(23,710)
Increase (decrease) in cash and cash equivalents	(140,942)	(229,629)
Cash and cash equivalents at beginning of the period	853,626	685,362
Effect of exchange rate fluctuations on cash	(6,464)	(1,178)
Cash and cash equivalents at end of the period	706,220	454,555

Non-cash transactions:
Property plant and equipment acquired on credit	35	328
Repurchase of treasury shares on credit	—	3,518
Recognition of a right-of-use asset	11,250	199
Acquisition of financial assets in fair value through profit and loss	2,158	—

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1 - General

a.	Reporting entity

Nano Dimension Ltd. (the “Company” or the “Group”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 2 Ilan Ramon St., Ness Ziona, Israel. The consolidated financial statements of the Company as of June 30, 2023, comprise the Company and its subsidiaries in Israel, in the United States, in Switzerland, in Germany, in the United Kingdom, in the Netherlands, in Hong Kong and in Australia (together referred to as the “Group”). The Company engages in advanced additive manufacturing (also known as “3D”) solutions. Since March 2016, the Company’s American Depositary Shares (“ADSs”) have been trading on the Nasdaq Capital Market (“Nasdaq”).

Since August 25, 2014, the Company has devoted substantially all of its financial resources to develop its products and has financed its operations primarily through the issuance of equity securities. The amount of the Company’s future net profits or losses will depend, in part, on the rate of its future expenditures, its ability to generate significant revenues from the sale of its products, and its ability to obtain funding through the issuance of securities, strategic collaborations or grants. Starting in the fourth quarter of 2017, the Group began to commercialize its products and has generated revenues, mainly from sales of its 3D printers. The Group’s ability to generate revenue and achieve profitability depends on its ability to successfully commercialize its products. In January 2023, the Company established an Australian based subsidiary, Nano Dimension Australia PTY LTD. (“Nano Australia”). Nano Australia will perform sales and marketing activity and engage in possible collaboration agreements.

Note 2 - Basis of preparation

a.	Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements. They should be read in conjunction with the Annual Financial Statements.

These condensed consolidated interim financial statements as at and for the six months ended June 30, 2023 were authorized for issuance by the Company’s Board of Directors on September 5, 2023.

b.	Use of Estimates and Judgments

The preparation of financial statements in conformity with International Financial Reporting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those that applied to the Annual Financial Statements.

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 3 – Material Events During the Reporting Period

a.	During the six months ended June 30, 2023, the Company acquired 8,056,188 of the Company’s ADSs and recorded an increase in the reserve for treasury shares of $23,259 thousand.

b.	In February 2023, one of the Company’s shareholders, Murchinson Ltd. (“Murchinson”), filed an ex parte motion for temporary relief in the Lod District Court against the Company. Murchinson claimed that, as joint owners of more than 5% of the Company’s shares, they had the right to demand that the Company convene a special general shareholders meeting. Murchinson sought a temporary injunction ex parte to prevent the Company from allocating additional shares, citing the Form S-8 that the Company filed with the Securities and Exchange Commission (“SEC”) on January 27, 2023. On February 15, 2023, a hearing was held, after which, the court advised Murchinson to withdraw its motion and that the Company will agree not to argue that Murchinson is not entitled to convene the special general shareholder meeting solely due to the exercising of the options under the Form S-8. On February 16, 2023, the parties accepted the court’s proposal and withdrew their respective motions. The court asked Murchinson to confirm whether it still maintained its claim, and on February 23, 2023, Murchinson announced that it did. As a result, further proceedings were scheduled to investigate the matter, including a hearing that was set to take place on June 18, 2023. On June 18, 2023, a hearing was held, during which the court decision was, inter alia, that the defendant submit its request for the dismissal of the motion. On July 30, 2023, the Company filed a motion to dismiss the claim, and another motion to compel Murchinson to deposit bond with the court’s secretary to ensure the Company can be reimbursed with its expenses should and when the claim will be dismissed. Murchinson is to respond by September 6, 2023. Another pre-trial hearing was set for October 31, 2023.

In February 2023, the Company submitted a statement of claim against Murchinson to the Lod District court, in which the Company requested that the court declare that the special general shareholders meeting convened by Murchinson for March 20, 2023, does not comply with the requirements of the law, the Company’s articles of association, and the depositary agreement with the Bank of New York Mellon. The Company also requested to charge Murchinson with expenses for filing this statement of claim for a sum of $10 million. The hearing for the Company’s statement of claims was held on June 18, 2023. The parties agreed that this claim will be frozen and the court will stay it until the procedure of the Second Claim (as defined below) will be decided.

On March 26, 2023, Murchinson submitted another statement of claim with a motion for temporary relief in the Lod District Court against the Company (the “Second Claim”), in which it claimed that it had the right to convene a special general meeting of the Company’s shareholders on March 20, 2023. Therefore, Murchinson asked the court, inter alia, to cause the Company to refrain from convening meetings of the board of directors’ with the Company’s current board members and which do not include Murchinson’s nominees as board members, or alternatively as observers; or alternatively that that Company should refrain from doing any business outside the ordinary course of business. The court ordered the Company to respond by March 30, 2023, and set a hearing in the Second Claim for April 4, 2023. The court held a hearing on April 4, 2023. On April 16, 2023, the court decided with regard to the motion for temporary reliefs. The court rejected the motion and the relief sought regarding the Company’s board’s composition and rejected the requested relief that the Company refrain from doing any business outside the ordinary course of business. However, the court granted the alternative relief of appointing Murchinson’s nominees as observers. On April 21, 2023, the Company filed an interlocutory appeal and a motion to stay the above-mentioned decision, in which the Company requested from the Supreme Court of Israel permission to appeal the decision and simultaneously to delay the district court’s decision with regard to the appointing Murchinson’s nominees as observers. The Supreme Court of Israel denied the interlocutory appeal on June 14, 2023. Murchinson filed its main affidavits on May 28, 2023, the Company filed its main affidavits and expert opinion on June 27, 2023, and Murchinson filed its counter expert opinion on July 4, 2023. The main hearing was conducted on both July 10 and 11, 2023, where the cross-examination took place. Murchinson must submit its summaries by September 26, 2023, and the Company 30 days after that (not including the court recession).

c.	In March 2023, the Company initiated litigation (the “Complaint”) in the Southern District Court of New York alleging claims against Murchinson, Anson Advisors, Inc. (“Anson”), Boothbay Fund Management, LLC, (“Boothbay”) and their affiliates (together, “Defendants”). The Complaint alleges that Defendants improperly engaged in coordinated efforts to acquire a large stake in the Company and interfere with its business operations, in violation of U.S. securities laws, New York law, and pertinent contracts governing the Company’s ADSs. The Complaint further alleges that Defendants’ conduct was in violation of Section 13(d) of the U.S. Exchange Act and constituted breach of contract, tortious interference with prospective business relationships, and unjust enrichment. The Complaint further seeks to require Defendants to correct their allegedly false and misleading disclosures to the SEC; enjoin Defendants from additional misconduct with respect to the Company and its securities; and for the Company to recover from the Defendants compensatory and punitive damages, among other relief.

After the Company filed suit, on May 2, 2023 and June 23, 2023, Anson and Murchinson filed amended disclosures with the SEC. On July 10, 2023, the federal court found that the Company’s lawsuit “achieved the goals of Section 13(d) [of the Exchange Act] by alerting the public to the pertinent information about Defendants” and therefore “dismissed as moot” the Company’s federal securities claims against Murchinson and Anson. The court also dismissed the Company’s Section 13(d) claims against Boothbay. The court declined to exercise supplemental jurisdiction concerning Nano’s state law claims, dismissing them without prejudice. On August 9, 2023, the Company appealed the district court’s decision dismissing its claims arising under Section 13(d) of the Exchange Act. That appeal remains pending.

On May 1, 2023, Murchinson filed a complaint in the Southern District of New York alleging that the Company and its directors violated New York Civil Rights Law §§ 70-a and 76-a when they initiated the above-referenced litigation in the Southern District of New York.

d.	During the reporting period, the Company announced that it will pursue a special tender offer for shares of Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys”). On June 27, 2023, the Company increased the offer price of the special tender offer from $18.00 to $20.05 per share in cash. See also note 10 regarding material events after the reporting period.

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 4 - Share-Based Payments

a.	In January and March 2023, the Company’s board of directors approved an acceleration of vesting of unvested options and restricted stock units (“RSUs”) in case of change of control, as well as in other special circumstances, to several employees and executives.

b.	In January 2023, the Company granted to employees and officers 1,557,000 RSUs. The RSUs represent the right to receive ordinary shares at a future time and vest over a period of three to four years.

c.	In March 2023, the Group granted to employees and officers 595,000 RSUs. The RSUs represent the right to receive ordinary shares at a future time and vest over a period of three to four years.

d.	In June 2023, the Group granted to employees, officers and directors 1,362,000 RSUs. The RSUs represent the right to receive ordinary shares at a future time and vest over a period of three to four years.

RSUs- Directors, employees
Grant Month
Number of share options granted (ADSs)	3,514,000
Fair value at the grant date (thousands of USD)	9,041,915
Range of share price (USD)	$2.39–$2.71

Share-based payments expenses in the amount of $11,542 thousand were recognized as a salary expense in the six-month period ended June 30, 2023 ($19,337 thousand in the six-month period ended June 30, 2022).

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 5 - Financial Instruments

(1)	Financial instruments measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and liabilities, including cash, trade receivables, other receivables, deposits, trade and other payables are the same as or approximate to their fair value.

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value on a temporal basis, using valuation methodology in accordance with the fair value hierarchy level as defined below.

When determining the fair value of an asset or liability, the Company uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical instruments

●	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly

●	Level 3: inputs that are not based on observable market data (unobservable inputs)

As of June 30, 2023
	Level 1	Level 2	Total
	Thousands of USD
Financial assets:
Traded shares	172,185	—	172,185
Total assets:	172,185	—	172,185
Financial liabilities:
Liability in respect of warrants	—	140	140
Total liabilities	—	140	140
Presented under non-current liabilities	—	140	140

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 5 - Financial Instruments (Cont’d)

As of June 30, 2022
	Level 1	Level 2	Level 3	Total
	Thousands of USD
Financial assets:
Traded shares	20,574	—	—	20,574
Total assets:		—	—	20,574
Financial liabilities:
Liability in respect of warrants	—	808	—	808
Contingent consideration in business combination	—	—	9,558	9,558
Total liabilities	—	808	9,558	10,366
Presented under current liabilities	—		9,558	9,558
Presented under non-current liabilities	—	808	—	808

Details regarding fair value measurement at Level 2 and 3

The fair value of the warrants was measured using the Black-Scholes model. The following inputs were used to determine the fair value:

Expected term of warrant (1) – 0.6-1.18 years

Expected volatility (2) – 55.69%-64.9%

Risk-free rate (3) – 5.13%-5.16%

Expected dividend yield – 0%.

(1)	Based on contractual terms.
(2)	Based on the historical volatility of the Company’s ordinary shares and ADSs.
(3)	Based on traded zero-coupon U.S. treasury bonds with maturity equal to expected terms.

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 5 - Financial Instruments (Cont’d)

The table hereunder presents a reconciliation from the opening balance to the closing balance of financial instruments carried at fair value level 3 of the fair value hierarchy:

	Six months ended June 30,
	2022	2023
	Thousands of USD	Thousands of USD
	Contingent consideration in business combinations
Balance as of January 1	8,792	-
Arising from business combinations	5,196	-
Net changes in fair value (unrealized)	(786)	-
Payment	(3,644)	-
Balance as of June 30	9,558	-

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6 – Revenues

The table below provides information regarding receivables, contract assets and contract liabilities deriving from contracts with customers.

For the six months ended June 30, 2023
Thousands of USD

Trade receivables	12,523
Contract liabilities	3,416

The contract liabilities primarily relate to the advance consideration received from customers for contracts containing yearly warranty services. The revenue is recognized on a straight line basis over the contract period.

In the following tables, the Group’s revenue is disaggregated by major products, primary geographical market and timing of revenue recognition.

Revenues per major products:

	For the six months ended June 30
	2022	2023
	Thousands of USD	Thousands of USD

Consumables	2,338	3,604
Support services	1,508	2,140
Sales of systems	17,685	23,958
Total revenues	21,531	29,702

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6 – Revenues (Cont’d)

Revenues per geographical locations:

	For the six months ended June 30
	2022	2023
	Thousands of USD	Thousands of USD
Americas	6,623	10,263
Asia Pacific	2,259	1,368
Europe and Israel (*)	12,649	18,071
Total revenues	21,531	29,702

(*)	The Company combined all revenues into the Europe and Israel geography, due to immateriality of the amounts of revenues in Israel.

Revenues per timing of revenue recognition:

	For the six months ended June 30
	2022	2023
	Thousands of USD	Thousands of USD
Goods and services transferred over time	1,508	2,140
Goods transferred at a point in time	20,023	27,562
Total revenues	21,531	29,702

Note 7 - Employee Benefits

In the six-month period ended June 30, 2023, there was a decrease in the yield rates of high-quality corporate debentures in Switzerland that are used for discounting a defined benefit obligation.

The effects of the change in the discount rate are an increase in the defined benefit obligation and an adjustment in deferred tax asset balances as at June 30, 2023 in the amount of $1,197 thousand and $137 thousand, respectively, which were recognized against other comprehensive income.

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 8 – Capital and Reserves

Share capital and share premium

During the period the Group recognized the following amounts within share capital and share premium:

For the six months ended
June 30, 2023
Thousands of USD
Exercise of warrants, options and conversion of convertible notes	(7,832)
Share-based payment acquired	(1,780)
Share-based payments	11,542
Total	1,930

For the year ended
December 31, 2022
Thousands of USD
Exercise of warrants, options and conversion of convertible notes	(1,741)
Share based payment acquired	(1,005)
Share-based payments	32,913
Total	30,167

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 9 - Related and Interested Parties

A.	Transactions with key management personnel

Benefits to key management personnel

Key management personnel received benefits in the amount of $4,560 thousand during the six-month period ended June 30, 2023 (in the six month period ended June 30, 2022: $6,724 thousand) in the form of short-term employee benefits and share-based payments.

B.	Other transactions with related and interested parties

For transactions with related parties after the reporting date, see note 10 below.

Note 10 - Events after the Reporting Date

a.	After the reporting period, in July 2023, the Company increased the offer price of the special tender offer for Stratasys' ordinary shares from $20.05 to $24.00 per share in cash, and then from $24.00 to $25.00 per ordinary share in cash. On August 1, 2023, the Company announced the expiration of the special partial tender offer to purchase between 31.9% and 36.9% of the outstanding ordinary shares of Stratasys for $25.00 per share. Based on information provided by Computershare Trust Company, N.A., the depositary for the special tender offer, at the expiration date of the tender offer, approximately 5.6% of the outstanding Stratasys shares had been validly tendered and not properly withdrawn, which was below the required minimum condition. The Company did not waive the minimum condition. Additionally, as anticipated, the rights plan condition of the special tender offer was not met in part due to the Stratasys Board’s refusal to redeem or terminate its shareholder rights plan. The Company determined that accepting shares in the offer would likely trigger the shareholder rights plan and did not waive such condition to accepting tendered shares. Because these conditions were not met before the special tender offer expired, no ordinary shares of Stratasys were accepted in the special tender offer.

b.	In August 2023, the Group granted 115,000 options and 325,000 RSUs to employees of the Company. The options and RSUs represent the right to receive ordinary shares at a future time and vest over a period of three to four years.

c.	After the reporting period, during July and August, the Company acquired 17,070,131 of the Company’s ADSs and recorded an increase in the reserve for treasury shares of $54,403 thousand.

d.	After the reporting period, in August 2023, the Company acquired certain technology and intellectual property of the U.K.-based company Additive Flow (“Additive Flow”), in the field of 3D design simulation and optimization. Additive Flow has developed high-performance and high-quality simulation software for mechanical, thermal, thermo-mechanical properties, along with frequency and fatigue across a range of materials and processes.

e.	With respect to the Complaint, on July 14, 2023, following the federal court’s decision declining to exercise jurisdiction concerning the Company’s state law claims against Defendants, the Company initiated litigation in state court in the Supreme Court for the County of New York, Commercial Division. The Company’s complaint in that action alleges that Defendants breached multiple provisions of the contract that governs their holdings of the Company’s ADSs and were unjustly enriched through their improper trading of the Company’s ADSs. On August 3, 2023, the court issued a decision staying the Company’s claims pending a post-trial ruling in a separate litigation, Murchinson Ltd. v. Nano, 57198-03-23 (Central District of Lod), pending in Israel. At this preliminary stage, the likely outcome of this lawsuit is speculative and difficult to predict with certainty.

f.	With respect to the complaint filed by Murchinson a in the Southern District of New York alleging that the Company and its directors violated New York Civil Rights Law §§ 70-a and 76-a when they initiated the above-referenced litigation in the Southern District of New York: on August 9, 2023, the Company filed a motion to dismiss the complaint in its entirety, arguing, inter alia, that the court lacks jurisdiction to hear the claims and that Murchinson’s complaint fails on the merits. The Company’s motion to dismiss is currently scheduled to be fully briefed in September 2023, and the court will likely issue a decision after that. Discovery in this action is stayed pending resolution of the Company’s motion to dismiss.